Filed Pursuant to Rule 433

Registration No. 333-194163

March 3, 2014

FINAL TERM SHEET

J.B. Hunt Transport Services, Inc.
$250 million 3.850% Senior Notes due 2024

Term sheet dated March 3, 2014

Issuer:	J.B. Hunt Transport Services, Inc.
Guarantor:	J.B. Hunt Transport, Inc.
Expected Ratings:	Baa1 by Moody’s Investors Service, Inc. / BBB+ by Standard & Poor’s Ratings Services
Note Type:	SEC registered
Issue Size:	$250,000,000
Trade Date:	March 3, 2014
Settlement Date (T+3):	March 6, 2014
Maturity Date:	March 15, 2024
Treasury Benchmark:	2.750% UST due February 15, 2024
Benchmark Treasury Yield and Price:	2.612%; 101-06+
Spread to Benchmark Treasury:	125 bps
Reoffer Yield:	3.862%
Interest Rate:	3.850%
Interest Payment Dates:	Semi-annually on March 15 and September 15, starting on September 15, 2014 and ending on the maturity date
Price to Public:	99.900%
Gross spread:	0.650%
Net Proceeds (%):	99.250%
Net Proceeds ($):	$248,125,000
Make-Whole Call:	T+20 bps; redemption at par plus accrued interest on and after December 15, 2023 as set forth in the preliminary prospectus supplement
CUSIP:	445658CD7
ISIN:	US445658CD70
Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC
Co-Managers:	SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect 1-212-834-4533, Goldman, Sachs & Co. at 1-866-471-2526, or Morgan Stanley & Co. LLC at 1-866-718-1649.